PURCHASE AGREEMENT

Uncommon Investment Funds Trust (the “Trust”), a Delaware statutory trust, and John Pileggi (“Pileggi”) hereby agree as follows:

1.	The Trust hereby offers to sell to Pileggi and Pileggi hereby agrees to purchase 4,000 shares of the Uncommon Portfolio Design Core Equity ETF, a series of the Trust, at a price of $25.00 per share, for an aggregate purchase price of $100,000. The Trust hereby acknowledges receipt from Pileggi of funds in full payment for the foregoing shares.

2.	The shares are to be purchased pursuant to Section 14 of the Investment Company Act of 1940 to serve as the seed money for the Trust prior to the commencement of the public offering of its shares.

3.	Pileggi represents and warrants to the Trust that the foregoing shares are being acquired for investment purposes only and that he has no present intention of redeeming or reselling the shares so acquired, except that, to the extent Pileggi purchases shares through an Individual Retirement Account (“IRA”) and is subsequently required to redeem such shares to avoid paying penalties because of his withdrawal from that IRA for these purposes within sixty days of his initial purchase, then Pileggi agrees (A) simultaneously with such redemption, to purchase shares of any series of the Trust in an amount equal to the lesser of (i) $100,000 or (ii) the value of the shares redeemed and (B) to maintain that subsequent investment of shares for investment purposes, with no intention of redeeming or reselling those subsequently purchased shares.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties herein have executed this Purchase Agreement as of the 5th day of March, 2021.

UNCOMMON INVESTMENT FUNDS TRUST

/s/ Eric M. Rubin

Name: Eric M. Rubin

Title: Treasurer

John Pileggi

John Pileggi